January 15, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric Atallah and Kevin Kuhar

Re:                          Hanger, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2018
Filed March 14, 2019
File No. 001-10670

Ladies and Gentlemen:

On behalf of Hanger, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s letter, dated December 31, 2019, to Thomas E. Kiraly, Chief Financial Officer of the Company, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2018 (File No. 001-10670) (the “Form 10-K”).  The comments of the Staff are repeated below (in bold and italics), followed by the Company’s responses (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 35

1.                                    We note on page 41 that you present the non-GAAP measures Adjusted gross revenue and Accounts receivable before allowance, which reflect GAAP revenue and accounts receivable excluding implicit price concessions for payor disallowances and patient non-payments. These measures appear to substitute individually tailored revenue recognition and measurement methods for those of GAAP as you are adjusting for amounts excluded from revenue under ASC 606. Please tell us how you considered the guidance of Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K when presenting these measures.

We respectfully acknowledge the Staff’s comment.  Previously, we believed that, within the disclosure contained on Page 41, and elsewhere in Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we had not introduced substitute measures for net revenue and accounts receivable, net through our use of the measures

January 15, 2020

“Adjusted gross revenue” and “Accounts receivable before allowance.”  We viewed these measures as additional information to facilitate transparent disclosure of the trends related to, and the magnitude of, the Company’s implicit price concessions in the form of payor disallowances and patient non-payments.  We believe these factors, which provide insight into the Company’s reimbursement trends and management’s effectiveness in collections and the adjudication of claims, are necessary to an understanding of changes in the Company’s net revenue and accounts receivable, net.

As discussed in “- Reimbursement Trends” within Item 7, given the custom nature of the individual prosthetic and orthotic devices we provide to our patients, our effectiveness in the administration of claims for reimbursement has a significant bearing on our realization of net revenue.  As such, payor disallowances and patient non-payment, and their percentage relationship to Adjusted gross revenue, are important measures used by management internally to operate the Company’s business. For reference, please refer to Attachment A for a table that presents these implicit price concession trends from 2012 through 2018. As can be seen in Attachment A, the amounts and their relationship to Adjusted gross revenue changed in a dramatic and adverse manner from 2012 to 2014.  In response to and to address these adverse trends, the Company implemented a new revenue cycle management function (which has been described in Item 7 of the Company’s Form 10-Ks) and made changes to other related processes.  These responsive actions were the key factors that resulted in a favorable reduction in the amount and percentage relationship of these implicit price concessions to Adjusted gross revenue from 2014 through 2018.  Accordingly, we believe the disclosure of disallowed revenue and patient non-payment provides key information that enables an understanding of, and ability to distinguish claims administration changes from other trends affecting net revenue.  In other words, by disclosing the amount and relationship that these implicit price concessions have to gross charges in each period, a reader of the financial statements is better able to understand that net revenue improvements from 2014 to 2018 were driven in large measure by changes in the effectiveness of the Company’s reimbursement processes, and not by underlying business growth.

We considered Question 100.04 of the Compliance & Disclosure Interpretations on the use of Non-GAAP Financial Measures and Item 10(e) of Regulation S-K when preparing our disclosure.  As discussed above, we provided the additional information in addition to, and not as a substitution for, other GAAP measures and believe that the GAAP measures were presented with more prominence.  That said, we appreciate that the additional measures could be viewed differently by a reader of the financial statements.  Accordingly, we will revise our future filings to provide additional clarity by removing the non-GAAP measure “Adjusted gross revenue” and instead refer to this component as “Gross charges” and discuss it as one of three components of Net revenue.  In order to maintain the transparency of the composition of net revenue, we will continue to disclose the other two components of Net

January 15, 2020

revenue, “payor disallowances” and “patient non-payments,” as well as their percentage relationship to “Gross charges.”  In addition, we will revise our disclosure of “Accounts receivable before allowance” to instead refer to “Gross charges before estimates for payor disallowances and patient non-payments.”  Please refer to Attachment B for examples of the revised tabular presentations to be included in future filings.  Further, we will completely remove the tables on page 53 and 57 in which we disclosed expense trends as a percentage of Adjusted gross revenue.

Note A - Organization and Summary of Significant Accounting Policies

Revenue Recognition

Patient Care Segment, page 76

2.                                    We note that you recognize revenue for the amounts you expect to receive net of estimated contractual discounts and implicit price concessions. Please address the following:

•                      Describe how you account for the implicit price concessions and tell us why you present these amounts in the table on page 90 as an allowance to your accounts receivable.

Implicit price concessions reflect variable consideration and represent the difference between contractual amounts billed and amounts we expect to collect based on our settlements experience pertaining to similar claims.  We follow the guidance set forth in ASC 606-10-32-5 through ASC 606-10-32-9 which requires that we estimate these concessions in the determination of transaction price.  We apply the expected value method to estimate these concessions and the resulting amounts are recorded as a reduction to gross charges with a corresponding reduction to billed accounts receivable.  Given that our estimates of implicit price concessions pertaining to a current period relate to the amount we expect that we will not ultimately realize upon settlement in a future period, an accumulated balance arises which reflects the aggregate portion of our billed accounts receivable that we do not expect to ultimately realize.

With respect to the Staff’s question regarding our reasons for providing this additional disclosure, given that the accumulated balances of implicit price concessions reflect a significant estimate, we believe that disclosure of the amounts

January 15, 2020

of these balances provides meaningful insight to investors regarding the composition of accounts receivable, in that changes in the estimated balances of billings which the Company expects it will not realize can be distinguished from the gross billings themselves. While the literature does not address this disclosure, given the magnitude of the accumulated balance (which amounted to 33% of billed accounts receivable within the Patient Care segment at December 31, 2018), we believe that disclosure of these amounts is meaningful and not prohibited.

However in response to the Staff’s comment, the Company will revise its use of this terminology in future filings.  As discussed in response to Comment 1 above, our disclosure of “Accounts receivable before allowance” will be changed to refer to these amounts as “Gross charges before estimates for payor disallowances and patient non-payments.”  Please refer to Attachment B for examples of the revised tabular presentations to be included in future filings.

•                      Tell us how you account for any differences between the measurement of the accounts receivable and the amount of revenue recognized in accordance with ASC 606-10-45-4.

At the inception of the transaction and throughout the adjudication process, there is no difference between the measurement of accounts receivable and the amount of revenue recognized in accordance with ASC 606-10-45-4 within our Patient Care segment.  In the event of a change in credit conditions subsequent to the inception of the transaction, though rare, the Company would write-off accounts receivable to bad debt expense in accordance with ASC Topic 310.

Please note that the Company’s adoption of ASC 606 was undertaken using the Modified Retrospective Approach. As such, our adoption of this new standard was made effective on January 1, 2018 and prior years are presented in compliance with ASC 605.

•                      Tell us the factors you considered in determining that patient non-payment should be accounted for as an implicit price concession under ASC 606-10-32-7 and not be accounted for in accordance with ASC 310.

Within our Patient Care segment, individual claims are usually reimbursed to us by a payor and the patient who is covered by the payor’s medical plan, with the payor’s portion of the claim representing well over 90% of the payment amount.  As such, as is the case with other providers of healthcare and consistent with chapter 7.6.24 of the

January 15, 2020

American Institute of Certified Public Accountants Guide for Revenue Recognition, it is not our customary business practice to perform credit assessments of individual patients prior to performing services as we expect the substantial majority of each claim to be paid for by the patient’s insurer.  While we attempt to fully collect the amount due from each patient, in the ordinary course we accept that a portion of the patient responsibility amount will not ultimately be collected from some number of patients and will be provided as an implicit price concession to those patients.

•                      Describe how you reassess and account for the implicit price concessions at the end of each reporting period pursuant to ASC 606-10-32-14.

At each period end, the Company reassesses its initial implicit price concessions through an application of the expected value method described in ASC 606-10-32-8.  As described in Item 7 and Footnote A to the Company’s financial statements contained in the Company’s Form 10-K, by considering historical collections experience by each of the Medicare and Non-Medicare (Commercial Insurance, Medicaid, US Department of Veterans Affairs and Private Payment) primary payor class groupings.  For each payor class grouping, a liquidation analysis of historical period end receivable balances is performed to ascertain collections experience by aging category.  We believe the use of historical collections experience applied to current period end receivables balances provides an effective and reasonable basis for these estimates.  In the absence of an adverse trend, we use historical experience rates calculated using an average of four quarters of data with at least twelve months adjudication.  We believe the time periods analyzed provide sufficient time for all but a minor portion of the balances to adjudicate in the ordinary course of business.

Differences between the initial estimated amounts for a given period and the amounts resulting from our subsequent reassessments are realized each period as an adjustment to net revenue.

* * *

The Company understands and acknowledges that the Company and its management are responsible for the accuracy and adequacy of the Company’s disclosures, notwithstanding any review, comments, action, or absence of action by the Staff.

If the Staff has any questions with respect to the foregoing, please do not hesitate to contact Gabrielle Adams, our Vice President and Chief Accounting Officer at (512) 777-3950, or me at (512) 777-3600.

January 15, 2020

Very truly yours,

/s/ Thomas E. Kiraly
Thomas E. Kiraly
Executive Vice President & Chief Financial Officer

cc:

Hanger, Inc.

Gabrielle B. Adams, Vice President & Chief Accounting Officer

Thomas Hartman, Senior Vice President, General Counsel and Secretary

Foley & Lardner LLP

Jessica S. Lochmann, Partner

Attachment A

	For the Years Ended December 31,
(dollars in thousands)	2018	2017	2016	2015	2014	2013	2012
Net revenue	$857,382	$851,973	$840,130	$1,067,200	$1,012,100	$975,800	$923,500
Estimated implicit price concessions arising from:
Payor disallowances	38,410	36,962	49,387	60,600	82,300	65,600	46,300
Patient non-payments	4,243	-	-	-	-	-	-
Adjusted gross revenue	$900,035	$888,935	$889,517	$1,127,800	$1,094,400	$1,041,400	$969,800

Payor disallowances	$38,410	$36,962	$49,387	$60,600	$82,300	$65,600	$46,300
Patient non-payments	4,243	-	-	-	-	-	-
Bad debt expense	-	8,921	10,222	12,900	11,600	5,100	4,400

Payor disallowances, patient non-payments and bad debt expense	$42,653	$45,883	$59,609	$73,500	$93,900	$70,700	$50,700

Payor disallowances	4.27%	4.16%	5.55%	5.37%	7.52%	6.30%	4.77%
Patient non-payments	0.47%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Bad debt expense	0.00%	1.00%	1.15%	1.14%	1.06%	0.49%	0.45%
Percent of adjusted gross revenue	4.74%	5.16%	6.70%	6.51%	8.58%	6.79%	5.22%

Attachment B

Example of tabular presentations in future filings

Tables on page 41 of 2018 Form 10-K Re-presented

	For the years ended December 31,
(dollars in thousands)	2018	2017	2016

Gross charges	$900,035	$888,935	$889,517
Less estimated implicit price concessions arising from:
Payor disallowances	38,410	36,962	49,387
Patient non-payments	4,243	-	-
Payor disallowances and patient non-payments	42,653	36,962	49,387
Net revenue	$857,382	$851,973	$840,130

Payor disallowances	$38,410	$36,962	$49,387
Patient non-payments	4,243	-	-
Bad debt expense	-	8,921	10,222
Payor disallowances, patient non-payments and bad debt expense	$42,653	$45,883	$59,609

Payor disallowances %	4.3%	4.2%	5.6%
Patient non-payments %	0.4%	0.0%	0.0%
Bad debt expense %	0.0%	1.0%	1.1%
Percent of gross charges	4.7%	5.2%	6.7%

Attachment B - continued

Example of tabular presentations in future filings

Tables on page 41 of 2018 Form 10-K re-presented - continued

Our consolidated accounts receivable balances for 2014 through 2018 were as follows:

	As of December 31,
(dollars in thousands)	2018	2017	2016	2015	2014

Gross charges before estimates for implicit price concessions	$206,880	$216,644	$221,220	$270,925	$271,384
Less estimates for implicit price concessions:
Payor disallowances	(53,378)	(56,233)	(61,137)	(81,306)	(87,192)
Patient non-payments	(7,244)	-	-	-	-
Accounts receivable, gross	146,258	160,411	160,083	189,619	184,192
Allowance for doubtful accounts	(2,272)	(14,065)	(15,521)	(15,027)	(9,944)
Accounts receivable, net	$143,986	$146,346	$144,562	$174,592	$174,248

Payor disallowances	25.8%	26.0%	27.6%	30.0%	32.1%
Patient non-payments	3.5%	0.0%	0.0%	0.0%	0.0%
Allowance for doubtful accounts	1.1%	6.5%	7.0%	5.5%	3.6%
	30.4%	32.5%	34.6%	35.5%	35.7%

Attachment B - continued

Example of tabular presentations in future filings

Tables on page 90 of 2018 Form 10-K re-presented

	As of December 31, 2018			As of December 31, 2017
(In thousands)	Patient Care	Products & Services	Consolidated	Patient Care	Products & Services	Consolidated

Gross charges before estimates for implicit price concessions	$182,338	$24,542	$206,880	$193,150	$23,494	$216,644
Less estimates for implicit price concessions:
Payor disallowances	(53,378)	-	(53,378)	(56,233)	-	(56,233)
Patient non-payments	(7,244)	-	(7,244)	-	-	-
Accounts receivable, gross	121,716	24,542	146,258	136,917	23,494	160,411
Allowance for doubtful accounts	-	(2,272)	(2,272)	(9,894)	(4,171)	(14,065)
Accounts receivable, net	$121,716	$22,270	$143,986	$127,023	$19,323	$146,346

The following table summarizes activities by year for the allowance for doubtful accounts:

(In thousands)	Allowance for Doubtful Accounts
Balance at December 31, 2015	$15,027
Additions	13,727
Reductions	(13,233)
Balance at December 31, 2016	15,521
Additions	9,423
Reductions	(10,879)
Balance at December 31, 2017	14,065
Cumulative effect of ASC 606	(9,894)
Additions	630
Reductions	(1,155)
Recoveries	(1,374)
Balance at December 31, 2018	$2,272

[Please note the column with the activity for payor disallowances and patient non-payments has been removed]

Attachment B - continued

Example of tabular presentations in future filings

Tables on page 91 of 2018 Form 10-K re-presented

December 31, 2018
(In thousands)	0-60 Days	61-120 Days	121-180 Days	Over 180 Days	Total
Patient Care
Commercial insurance (excluding Medicare and Medicaid Managed Care)	$44,918	$11,495	$6,467	$17,172	$80,052
Private pay	951	437	343	483	2,214
Medicaid	12,690	2,964	1,855	6,629	24,138
VA	4,786	859	526	784	6,955
Non-Medicare	63,345	15,755	9,191	25,068	113,359
Medicare	32,339	5,483	3,002	28,155	68,979
Products & Services accounts receivable, before allowance	14,768	6,507	1,641	1,626	24,542
Gross charges before estimates for implicit price concessions and allowance for doubtful accounts	110,452	27,745	13,834	54,849	206,880
Less estimates for implicit price concessions					(60,622)
Accounts receivable, before allowance					146,258
Allowance for doubtful accounts					(2,272)
Accounts receivable, net					$143,986

December 31, 2017
(In thousands)	0-60 Days	61-120 Days	121-180 Days	Over 180 Days	Total
Patient Care
Commercial insurance (excluding Medicare and Medicaid Managed Care)	$50,310	$11,649	$6,302	$15,279	$83,540
Private pay	880	447	381	1,311	3,019
Medicaid	13,785	3,561	1,832	5,684	24,862
VA	4,578	1,193	552	694	7,017
Non-Medicare	69,553	16,850	9,067	22,968	118,438
Medicare	34,197	5,725	3,396	31,394	74,712
Products & Services accounts receivable, before allowance	14,316	5,075	1,219	2,884	23,494
Gross charges before estimates for implicit price concessions and allowance for doubtful accounts	118,066	27,650	13,682	57,246	216,644
Less estimates for implicit price concessions					(56,233)
Accounts receivable, before allowance					160,411
Allowance for doubtful accounts					(14,065)
Accounts receivable, net					$146,346